UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934
Date of Report May 15, 2007
Commission File No. 1-14372
EXTENDICARE REAL ESTATE INVESTMENT TRUST
3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

99.1	CEO’s Cover Letter to Unitholders — May 9, 2007
99.2	Unitholders’ Quarterly Report for the Three Months ended March 31, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE REAL ESTATE INVESTMENT TRUST
Date: May 15, 2007	By:	/s/ Richard L. Bertrand
Richard L. Bertrand
Senior Vice-President and Chief Financial Officer